SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ANNIE’S, INC.

(Name of Subject Company (Issuer))

SANDY ACQUISITION CORPORATION

A Wholly-Owned Subsidiary of

GENERAL MILLS, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03600T104

(CUSIP Number of Class of Securities (Underlying Common Stock))

Roderick A. Palmore, Esq.

Executive Vice President and General Counsel

General Mills, Inc.

Number One General Mills Boulevard

Minneapolis, Minnesota 55426

(763) 764-7600

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Michael A. Stanchfield

Jonathan L.H. Nygren

Faegre Baker Daniels LLP

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Annie’s, Inc. (“Annie’s”) by Sandy Acquisition Corporation (“Merger Sub”), a wholly-owned subsidiary of General Mills, Inc. (“General Mills”). The following document related to the proposed tender offer is attached as an exhibit to this communication:

•	General Mills earnings conference call slides and audio transcript

ADDITIONAL INFORMATION ABOUT THE OFFER: The tender offer described in this document has not yet commenced. This communication (including the attached exhibit) is neither an offer to purchase nor a solicitation of an offer to sell shares of Annie’s, Inc. At the time the tender offer is commenced, General Mills, Inc. and its wholly owned subsidiary, Sandy Acquisition Corporation, intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Annie’s intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. General Mills, Sandy Acquisition Corporation and Annie’s intend to mail these documents to the stockholders of Annie’s. These documents will contain important information about the tender offer and stockholders of Annie’s are urged to read them carefully when they become available. Stockholders of Annie’s will be able to obtain a free copy of these documents (when they become available) and other documents filed by Annie’s, General Mills or Sandy Acquisition Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from General Mills.

Exhibit Number	Description

99.1	General Mills earnings conference call slides and audio transcript